

Mail Stop 3720

July 17, 2017

Robert Pu
Chief Financial Officer
Zhaopin Limited
5/F, Shoukai Plaza
No. 10 Furong Street, Wangjing, Chaoyang District,
Beijing
People's Republic of China

>   **Re: Zhaopin Limited**
>   **Schedule 13e-3**
>   **Filed June 21, 2017**
>   **File No. 005-88190**

Dear Mr. Pu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the proxy statement unless otherwise indicated.

General

1.   With respect to all directors and officers of Zhaopin who are also affiliates of the Buyer Group entities, please provide your supplemental analysis as to why each is not individually engaged in this going private transaction. Your analysis should address each person's current position with and equity ownership in Zhaopin, their affiliation with the Buyer Group, and their position and equity ownership after the Merger.

2.   See our last comment above. We note that under the alternate option treatment, existing affiliates of Zhaopin may receive an equity stake in the surviving entity. Please provide a supplemental analysis as to why each such officer or director is not deemed to be engaged in this going private transaction. Your analysis should address the size of the

equity stake each may receive pursuant to the alternate option treatment plan you describe.

3. We note the disclosure that SEEK engaged Zhenpin Ltd. as a third party "strategic consultant" to assist SEEK in evaluating transactions involving the Company. That process culminated in the current going private Merger, but also involved the consideration of other alternative proposals detailed in the Background section of this disclosure document. It appears that any reports, opinions or appraisals prepared by Zhenpin from 2015 when it made contact with SEEK through the present time would be covered within the purview of Item 1015 of Regulation M-A and Item 9 of Schedule 13E-3. This would include written as well as oral reports. Please provide the disclosure as to Zhenpin required by Item 1015 and summarize in considerable detail any written or oral reports received by SEEK or its affiliates in connection with this process. Note that any written materials received must also be filed as exhibits to the Schedule 13E-3.

Special Factors, page 23

Background of the Merger, page 23

4. Please expand the Background of the Merger section to explain in sufficient detail why certain proposals were not pursued. For example, we note that at page 23, you state that Strategic Company A was primarily interested in a business combination that such a position was not preferred by the Company, but you do not explain why.

5. See our last comment above. Your expanded discussion should also address the reasons for the structure of this transaction. For example, we note the disclosure that if the Merger is not approved by shareholders, after the Ridgegate Purchase, the Buyer Group may effect a squeeze out merger that would not be subject to a shareholder vote.

6. Refer to the second paragraph in this section and Item 1013 of Regulation M-A. Describe the alternate kinds of transactions presented by Zhenpin and considered by the filing persons (rather than the alternate proposal received and rejected or abandoned). Explain why each alternate kind of transaction was not pursued.

7. Please clarify why Hillhouse and FountainVest contacted the company to propose an equity purchase and how, if true, the entities became aware that the Company was interested in participating in such a transaction.

8. Explain in more detail why the Second Proposing Buyer Group decided not to proceed with its proposed transaction as you indicate on page 27.

9. Expand your disclosure on page 33 to describe in detail the March 31, 2017 discussions the Special Committee and Duff & Phelps had with respect to the Buyer Group's proposal.

10.   Item 8 of Schedule 13E-3 and Item 1014 of Regulation M-A specifically require each filing person to express a position to unaffiliated shareholders as to the fairness of the going private transaction. Also, the Buyer Group has expressed an opinion that the Merger is procedurally and substantively fair to that group. Therefore, please delete or modify the following statement on page 41 of the proxy statement: "Furthermore, none of the Buyer Group members or their respective affiliates undertook a formal evaluation of the fairness of the Merger to the Company's Unaffiliated Security Holders."

Reasons for the Merger and Recommendation of the Special Committee, page 35

11.   Each filing person must explain its reasons for the Merger, including for undertaking the transaction at this time. See Item 1013 of Regulation M-A. Note that conclusory statements about undertaking the transaction to acquire the entire equity interest in the Company do not satisfy the requirements of Item 1013.

12.   In addressing the reasons for recommending this transaction at this time, the board and special committee note that "unlike in 2014" when the Company went public, the benefits of being a U.S. public reporting company no longer justify the burdens of being public. Explain specifically what factors changed between 2014 and now to support this assertion.

Material PRC Income Tax Consequences, page 78

13.   Tell us whether the Company intends on withholding consideration from stockholders due to the uncertainty relating to possible PRC income taxes.

We remind you that the Company and its management and other filing persons on the Schedule 13E-3 are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Courtney Lindsay, Staff Attorney, at (202) 551-7237 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications

Cc: Nima Amini
O'Melveny & Myers LLP

David Michaels
Fenwick & West LLP